02017107

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Salomon Brothers Mortgage Securities VII, Inc.
Exact Name of Registrant as Specified in Charter

0000809877
Registrant CIK Number

Form 8-K, January 25, 2002, Series 2002-WMC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-63752~~ 33-11429
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 25, 2002

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By: ______________________
Name: MATTHEW R. BOLLO
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.3	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

PRELIMINARY TERM SHEET

Salomon Brothers Mortgage Securities VII, Inc.

$243,835,000 (Approximate)

SBMSI VII 2002 – WMC 1
Asset Backed Pass-Through Certificates

Salomon Brothers Mortgage Securities VII, Inc.
Depositor
WMC Mortgage Corp.
Originator
Salomon Brothers Realty Corp.
Mortgage Loan Seller
Litton Loan Servicing
Servicer

The following is a preliminary Term Sheet. All terms and statements are subject to change.

SALOMON SMITH BARNEY
A member of citigroup

January 16, 2002

Structure Overview – Offered Certificates @ 28% CPR

To 10% Call (All numbers are approximate and subject to change)

Class	Approx. Size ($)	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P/Moody's)
A	202,990,000	Float - Senior	1 mL	2.28	Act/360	1 – 82	Jan. 2032	AAA/Aaa
M-1	16,709,000	Float – Mez	1 mL	4.77	Act/360	41 – 82	Jan. 2032	AA/ Aa2
M-2	13,616,000	Float – Mez	1 mL	4.67	Act/360	38 – 82	Jan. 2032	A/ A2
M-3	8,045,000	Float – Mez	1 mL	4.63	Act/360	37 – 82	Jan. 2032	BBB+/ Baa1
M-4	2,475,000	Float – Mez	1 mL	4.45	Act/360	37 – 82	Jan. 2032	BBB/ Baa2

Transaction Overview

Offered Certificates:	Approximately $202,990,000 floating rate Class A Certificates and approximately $40,845,000 floating rate Class M Certificates. The Class A and Class M Certificates are backed by adjustable- and fixed-rate sub-prime mortgage loans.
Timing:	Cut-off Date: January 1, 2002 Expected Pricing Date: January 17, 2002 Expected Settlement Date: January 25, 2002 First Distribution Date: February 25, 2002
Depositor:	Salomon Brothers Mortgage Securities VII, Inc.
Originator:	WMC Mortgage Corp.
Seller:	Salomon Brothers Realty Corp.
Servicer:	Litton Loan Servicing, LP
Trustee:	U.S. Bank National Association
Trust Administrator:	Citibank, N.A. Monthly reporting and deal information will be posted to the Citibank Agency and Trust web site, www.sf.citidirect.com.

Transaction Overview

Collateral: Comprised initially of approximately 1,476 adjustable- and fixed-rate, closed-end mortgage loans with LTV's, at origination, not in excess of 95.00% totaling approximately $247,549,190 as of the Cut-off Date.

Structure: Senior/Mezzanine/Overcollateralization

Offered Certificates: Class A, M-1, M-2, M-3 and M-4 Certificates will be offered.

Non-Offered Certificates: Class CE, P, and R Certificates will **NOT** be offered.

Class A Interest Payments: The monthly Pass-Through Rate of the Class A Certificate will equal the lesser of:

i) 1-month LIBOR + [ ] bps
ii) The Net WAC Cap

For any distribution date on which the Pass-Through Rate for the Class A Certificates is limited to the Net WAC Cap, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. See Basis Risk Shortfall below.

Class M Interest Payments: The monthly Pass-Through Rate of the Class M Certificates will equal the lesser of:

(i)	Class M-1	1 month LIBOR + [ ]%
	Class M-2	1 month LIBOR + [ ]%
	Class M-3	1 month LIBOR + [ ]%
	Class M-4	1 month LIBOR + [ ]%
(ii)	Net WAC Cap	

For any distribution date on which the Pass-Through Rate on any Class M Certificate is limited to the Net WAC Cap, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. See Basis Risk Shortfall below.

Transaction Overview

Basis Risk Shortfall:	Because the mortgage rates are either fixed rate or based on 6-month LIBOR and the pass-through rates on the Class A and Class M Certificates vary and are based on 1-month LIBOR, the application of the Net WAC Cap will result in shortfalls of interest otherwise due to the Class A and Class M Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the mortgage pool cash flows are constrained by either fixed rates or interim caps on the mortgage loans. If basis risk interest shortfalls occur, they will be carried forward and such shortfalls will be paid on a subordinated basis on the same distribution date or on subsequent distribution dates to the extent of available funds.
Class A Principal Payments:	Until the Stepdown Date the Class A Certificates will receive ALL of the principal collected on the mortgage pool plus any Excess Spread required to maintain or reach the Overcollateralization Target. After the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Class A Certificates will be an amount such that the Class A Certificate Principal Balance will have 36.00% (2x the original credit enhancement level) of the current balance of the mortgage loans as credit enhancement.
Class M Principal Payments:	The Class M Certificates will NOT receive any principal payments until after the Stepdown Date unless the Class A Certificates are reduced to zero. Thereafter (assuming no Trigger Event occurs), principal will be shared among the Class M Certificates, first to Class M-1 Certificates until it has 22.50% (2x the original credit enhancement level) of the current balance of the mortgage loans as credit enhancement, then to the Class M-2 Certificates until it has 11.50% (2x original credit enhancement level) of the current balance of the mortgage loans as credit enhancement, then to the Class M-3 Certificates until it has 5.00% (2x original credit enhancement level) of the current balance of the mortgage loans as credit enhancement, and then to the Class M-4 Certificates until it has 3.00% (2x original credit enhancement level) of the current balance of the mortgage loans as credit enhancement. Notwithstanding the foregoing, in the event that the Class A Certificates have been reduced to zero prior to the Distribution Date in February 2005, only for such Distribution Date, the Class M Certificates will be paid down to zero sequentially, without any sharing or regard to such credit enhancement tests.
Credit Enhancement:	1) Excess Spread 2) Overcollateralization 3) Subordination
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such Class.

Transaction Overview

Net WAC Rate Carryover Amount:

If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the Net WAC Rate, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate) is the "Net WAC Rate Carryover Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Excess Spread:

The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Offered Certificates, resulting in excess cash flow calculated in the following manner:

Initial Gross WAC:	9.05%
Less Fees & Expenses[1]:	0.52%
Initial Certificate Coupon (Approx):	2.28%
Initial Excess Spread:[2]	6.25%

1) Includes Servicing fee and the Trustee fee.
2) This amount will vary on each distribution date based on changes to:
   (i) Interest rates on the mortgage loans, and
   (ii) The Certificate Pass-Through Rate

Required Overcollateralization:

The Required Overcollateralization Target Amount is fully funded at issuance.
The Required Overcollateralization Target Amount for the Class A Certificates and all of the Class M Certificates is anticipated to be 1.50% of the principal balance of the mortgage loans as of the Cut-off Date. If, due to losses, the amount of overcollateralization is reduced below the Required Overcollateralization Target Amount, excess spread, if any, will be applied as principal to reduce the Class A Certificate Principal Balance and, if allowed, Class M Certificate Principal Balance, in order to maintain the required level of overcollateralization. The minimum Required Overcollateralization is 0.50% of the principal balance of the mortgage loans, as of the Cut-off Date.

Overcollateralization Stepdown Date:

After the Stepdown Date, the overcollateralization amount may be reduced to 3.00% of the then current balance of the mortgage pool after applying payments received for the related collection period, subject to a floor of 0.50% of the original pool balance, but only in the event that a Trigger Event has not occurred.

Original Subordination:

Class	S&P / Moody's	Credit Enhancement Levels
Class A	(AAA / Aaa)	18.00%
Class M-1	(AA / Aa2)	11.25%
Class M-2	(A / A2)	5.75%
Class M-3	(BBB+ / Baa1)	2.50%
Class M-4	(BBB / Baa2)	1.50%

Transaction Overview

Losses:

Generally, any losses on the mortgage pool will be absorbed first by Excess Spread, second, by the overcollateralization amount and third, by the Class M Certificates in reverse numerical order. Losses allocated to Class M Certificates will NOT be repaid on future distribution dates.

Senior Enhancement Percentage

For any distribution date, is the percentage obtained by dividing (x) the sum of (i) the outstanding balance of the Mezzanine Certificates and (ii) the related overcollateralization amount, in each case before taking into account the payment of the related principal payment amount on such distribution date by (y) the principal balance of the mortgage loans as of the last day of the related collection period.

Target Enhancement Percentage:

The senior certificates have met their target when the Senior Enhancement Percentage is greater than or equal to 36.00%

Stepdown Date:

The date which is the earlier to occur of (x) the Distribution Date on which the aggregate Class A Certificate Balance has been reduced to zero, and (y) the later to occur of (A) the Distribution Date in February 2005 and (B) the date that the Senior Enhancement Percentage is greater than or equal to the Target Enhancement Percentage.

Triggers:

With respect to any distribution date, a trigger event is in effect if:

(i) The percentage obtained by dividing the principal amount of (x)(1) mortgage loans delinquent 60 days or more, (2) mortgage loans in foreclosure, (3) REO properties and (4) mortgage loans discharged due to bankruptcy, by (y) the aggregate principal balance of the mortgage loans in each case as of the last day of the previous calendar month, exceeds with respect to the fixed rate mortgage loans 50%, and with respect to the adjustable-rate mortgage loans 40%, of the then current Senior Enhancement Percentage,

or

(ii) The aggregate amount of realized losses incurred since the cut-off date through the last day of the related collection period divided by the cut-off date principal balance of the mortgage loans exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment date occurring in	Percentage
January 2005 through December 2005	3.50%
January 2006 through December 2006	5.00%
January 2007 through December 2007	6.25%
January 2008 through December 2008	7.00%
January 2009 and thereafter	7.50%

Step-up Coupon on the Class A Certificates:

After the optional termination date, the Class A margin will increase to 2x its initial margin.

Step-up Coupons on the Class M-1, M-2, M-3 and M-4 Certificates:

After the optional termination date, Class M-1, M-2, M-3 and M-4 margin will increase to 1.5x their related initial margin.

Transaction Overview

Call Provision:	At its option, the Servicer may purchase all of the mortgage loans (and properties acquired on behalf of the trust) when the mortgage loans remaining in the trust; as of the last day of the related collection period, have been reduced to less than **<u>10%</u>** of the principal balance of the mortgage loans as of the cut-off date. The Class A Certificates and Class M Certificates will be redeemed at par plus accrued interest.
Prepayment Assumption:	The Class A and Class M Certificates will be priced assuming a 28% CPR throughout the life of the collateral.
Distribution Date:	Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in February 2002.
Payment Priority:	Funds available for distribution, after reimbursements to the servicer and the trustee as permitted under the Pooling and Servicing Agreement, as follows: 1) Servicer Fees and Trustee Fees. 2) Available interest funds, as follows: monthly interest, including any accrued unpaid interest from a prior Distribution Date to the Class A Certificates, then current monthly interest, but excluding any accrued unpaid interest from a prior Distribution Date, to the Class M-1 Certificates, to the Class M-2 Certificates, to the Class M-3 Certificates and then to the Class M-4 Certificates. 3) Available principal funds, as follows: prior to the Step Down Date, or if a Trigger Event has occurred, monthly principal to the Class A Certificates, then monthly principal to the Class M-1 Certificates, then monthly principal to the Class M-2 Certificates, then monthly principal to the Class M-3 Certificates and then to the Class M-4 Certificates, in each case until the balance of such class is reduced to zero; after the Step Down Date, if no Trigger Event has occurred, monthly principal to the Class A and the Class M Certificates as described in the Class A and the Class M Principal Payments sections above. 4) Excess spread to reduce the principal balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount, in the same order as Step 3. 5) Excess spread to pay interest shortfalls on the Class M Certificates in accordance with the Pooling and Servicing Agreement. 6) Excess spread to pay Interest Carry Forward Amount and New WAC Rate Carryover Amount to the offered certificates in the following order (i) to the Class A Certificates, (ii) to the Class M-1 Certificates, (iii) to the Class M-2 Certificates, (iv) to the Class M-3 Certificates and (v) to the Class M-4 Certificates. 7) Any remaining amount is paid to the non-offered classes in accordance with the Pooling and Servicing Agreement.

Transaction Overview

P&I Advances:	The Servicer is required to advance delinquent payments of interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Servicer is required to pay compensating interest to the extent of one-half of its servicing fees to cover prepayment interest shortfalls due to partial and full prepayments by borrowers.
Accrued Interest:	Class A, M-1, M-2, M-3 and M-4 Certificates will settle flat.

Transaction Overview

WMC Mortgage Corp:	WMC's origination volume in 2000 was approximately $625 million and $1.3 billion in 2001. WMC conducts its *entire loan origination and loan processing online*. There are over 10,700 brokers registered on WMC Direct and loan submissions through the site have totaled $7.4 billion. WMC currently employs about 240 employees, which is approximately 20% of their staff prior to shifting their business online.
Litton Loan Servicing:	Litton Loan Servicing LP, a wholly-owned subsidiary of C-BASS, will act as the Servicer of the Mortgage Loans pursuant to the Pooling and Servicing Agreement. The Servicer was formed in December 1996. The Servicer as of June, 2001 employs approximately 347 individuals. The Servicer has a servicing portfolio in excess of $6.3 billion and specializes in servicing sub-performing mortgage loans and entering into workouts with the related mortgagors.
Taxation:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
Legal Investment:	Class A and M-1 Certificates will constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA). Class M-2, M-3 and M-4 Certificates will **NOT** constitute "mortgage related securities for purposes of SMMEA."
Form of Registration	Book-entry form through DTC, Clearstream and [Euroclear].
Minimum Denominations	$100,000 and integral multiples of $1 in excess thereof.
Underwriters	Salomon Smith Barney as Lead manager and Countrywide Securities Corporation and Blaylock & Partners LP as Co-manager.

Sensitivity Analysis

To 10% Call

% CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A					
Wtd. Avg. Life (yrs)	19.56	4.49	**2.28**	1.65	1.07
Window (mos)	1-346	1-157	**1-82**	1-63	1-34
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2004
Class M-1					
Wtd. Avg. Life (yrs)	26.68	8.61	**4.77**	4.39	3.83
Window (mos)	275-346	49-157	**41-82**	44-63	34-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005
Class M-2					
Wtd. Avg. Life (yrs)	26.68	8.61	**4.67**	4.03	3.67
Window (mos)	275-346	49-157	**38-82**	40-63	40-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005
Class M-3					
Wtd. Avg. Life (yrs)	26.68	8.61	**4.63**	3.89	3.33
Window (mos)	275-346	49-157	**37-82**	38-63	36-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005
Class M-4					
Wtd. Avg. Life (yrs)	26.60	8.31	**4.45**	3.72	3.13
Window (mos)	275-346	49-157	**37-82**	37-63	36-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005

Sensitivity Analysis

To Maturity

% CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A					
Wtd. Avg. Life (yrs)	19.61	4.83	**2.49**	1.81	1.07
Window (mos)	1-359	1-310	**1-185**	1-144	1-34
Expected Final Mat.	12/2031	11/2027	**6/2017**	1/2014	11/2004
Class M-1					
Wtd. Avg. Life (yrs)	26.79	9.43	**5.25**	4.77	5.52
Window (mos)	275-358	49-269	**41-150**	44-117	34-105
Expected Final Mat.	11/2031	6/2024	**7/2014**	10/2011	10/2010
Class M-2					
Wtd. Avg. Life (yrs)	26.78	9.31	**5.08**	4.35	3.92
Window (mos)	275-357	49-245	**38-134**	40-104	40-76
Expected Final Mat.	10/2031	6/2022	**3/2013**	9/2010	5/2008
Class M-3					
Wtd. Avg. Life (yrs)	26.75	8.98	**4.84**	4.06	3.45
Window (mos)	275-354	49-208	**37-111**	38-86	36-63
Expected Final Mat.	7/2031	5/2019	**4/2011**	3/2009	4/2007
Class M-4					
Wtd. Avg. Life (yrs)	26.60	8.31	**4.45**	3.72	3.13
Window (mos)	275-346	49-157	**37-82**	37-63	36-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005

Net WAC Cap Table – 6-month LIBOR @ 1.80% for Life

ASSUMPTIONS: 28% CPR to Life, 6-month LIBOR is 1.80% for Life

Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon
1	8.263	46	8.231	91	8.231	136	8.505	181	8.228	226	8.230	271	8.231	316	8.508
2	9.148	47	8.506	92	8.231	137	8.230	182	9.110	227	8.504	272	8.231	317	8.233
3	8.263	48	8.231	93	8.505	138	8.505	183	8.228	228	8.230	273	8.506	318	8.508
4	8.538	49	8.231	94	8.231	139	8.230	184	8.503	229	8.230	274	8.231	319	8.233
5	8.263	50	9.113	95	8.505	140	8.230	185	8.228	230	9.112	275	8.506	320	8.233
6	8.538	51	8.231	96	8.231	141	8.504	186	8.503	231	8.230	276	8.231	321	8.508
7	8.263	52	8.506	97	8.231	142	8.230	187	8.229	232	8.504	277	8.231	322	8.233
8	8.263	53	8.231	98	9.113	143	8.504	188	8.229	233	8.230	278	9.113	323	8.508
9	8.538	54	8.506	99	8.231	144	8.230	189	8.503	234	8.504	279	8.232	324	8.233
10	8.263	55	8.231	100	8.505	145	8.230	190	8.229	235	8.230	280	8.506	325	8.234
11	8.538	56	8.231	101	8.231	146	9.112	191	8.503	236	8.230	281	8.232	326	9.116
12	8.263	57	8.506	102	8.505	147	8.230	192	8.229	237	8.504	282	8.506	327	8.234
13	8.263	58	8.231	103	8.231	148	8.504	193	8.229	238	8.230	283	8.232	328	8.508
14	9.148	59	8.506	104	8.231	149	8.230	194	9.110	239	8.504	284	8.232	329	8.234
15	8.263	60	8.231	105	8.505	150	8.504	195	8.229	240	8.230	285	8.506	330	8.508
16	8.538	61	8.231	106	8.231	151	8.230	196	8.503	241	8.230	286	8.232	331	8.234
17	8.263	62	9.113	107	8.505	152	8.230	197	8.229	242	9.112	287	8.506	332	8.234
18	8.538	63	8.231	108	8.231	153	8.504	198	8.503	243	8.230	288	8.232	333	8.508
19	8.263	64	8.506	109	8.231	154	8.230	199	8.229	244	8.505	289	8.232	334	8.234
20	8.263	65	8.231	110	9.113	155	8.504	200	8.229	245	8.230	290	9.114	335	8.508
21	8.538	66	8.506	111	8.231	156	8.230	201	8.503	246	8.505	291	8.232	336	8.234
22	8.263	67	8.231	112	8.505	157	8.230	202	8.229	247	8.230	292	8.506	337	8.234
23	8.538	68	8.231	113	8.231	158	9.111	203	8.503	248	8.230	293	8.232	338	9.116
24	8.232	69	8.506	114	8.505	159	8.229	204	8.229	249	8.505	294	8.507	339	8.234
25	8.232	70	8.231	115	8.231	160	8.504	205	8.229	250	8.230	295	8.232	340	8.509
26	8.799	71	8.506	116	8.231	161	8.229	206	9.111	251	8.505	296	8.232	341	8.234
27	8.232	72	8.231	117	8.505	162	8.504	207	8.229	252	8.231	297	8.507	342	8.509
28	8.506	73	8.231	118	8.231	163	8.229	208	8.503	253	8.231	298	8.232	343	8.235
29	8.232	74	8.799	119	8.505	164	8.229	209	8.229	254	9.112	299	8.507	344	8.235
30	8.506	75	8.231	120	8.231	165	8.503	210	8.504	255	8.231	300	8.232	345	8.509
31	8.232	76	8.506	121	8.231	166	8.229	211	8.229	256	8.505	301	8.232	346	8.235
32	8.232	77	8.231	122	8.798	167	8.503	212	8.229	257	8.231	302	9.115	347	8.509
33	8.506	78	8.506	123	8.231	168	8.229	213	8.504	258	8.505	303	8.233	348	8.235
34	8.232	79	8.231	124	8.505	169	8.229	214	8.229	259	8.231	304	8.507	349	8.235
35	8.506	80	8.231	125	8.231	170	8.796	215	8.504	260	8.231	305	8.233	350	9.117
36	8.231	81	8.506	126	8.505	171	8.229	216	8.229	261	8.505	306	8.507	351	8.235
37	8.231	82	8.231	127	8.230	172	8.503	217	8.229	262	8.231	307	8.233	352	8.510
38	9.113	83	8.506	128	8.230	173	8.229	218	8.797	263	8.505	308	8.233	353	8.236
39	8.231	84	8.231	129	8.505	174	8.503	219	8.229	264	8.231	309	8.507	354	8.510
40	8.506	85	8.231	130	8.230	175	8.229	220	8.504	265	8.231	310	8.233	355	8.236
41	8.231	86	9.113	131	8.505	176	8.229	221	8.230	266	8.799	311	8.507	356	8.236
42	8.506	87	8.231	132	8.230	177	8.503	222	8.504	267	8.231	312	8.233	357	8.512
43	8.231	88	8.506	133	8.230	178	8.228	223	8.230	268	8.506	313	8.233	358	8.238
44	8.231	89	8.231	134	9.112	179	8.503	224	8.230	269	8.231	314	8.801	359	8.514
45	8.506	90	8.505	135	8.230	180	8.228	225	8.504	270	8.506	315	8.233	360	9.120

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS
Fees are Servicer and Trustee

Net WAC Cap Table – 6-month LIBOR @ 20.00% for Life

ASSUMPTIONS: 28% CPR to Life, 6-month LIBOR is 20.00% for Life

Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon
1	8.263	46	12.143	91	13.912	136	14.410	181	13.990	226	14.022	271	14.059	316	14.571
2	9.148	47	12.550	92	13.913	137	13.946	182	15.490	227	14.490	272	14.060	317	14.102
3	8.263	48	13.007	93	14.377	138	14.412	183	13.992	228	14.023	273	14.529	318	14.573
4	8.539	49	13.007	94	13.914	139	13.948	184	14.459	229	14.024	274	14.061	319	14.104
5	8.264	50	14.402	95	14.379	140	13.949	185	13.993	230	15.528	275	14.531	320	14.105
6	8.541	51	13.008	96	13.915	141	14.415	186	14.460	231	14.026	276	14.063	321	14.576
7	8.266	52	13.442	97	13.916	142	13.951	187	13.994	232	14.494	277	14.064	322	14.107
8	8.266	53	13.010	98	15.408	143	14.417	188	13.995	233	14.027	278	15.572	323	14.578
9	8.541	54	14.324	99	13.917	144	13.952	189	14.462	234	14.496	279	14.066	324	14.109
10	8.267	55	13.863	100	14.382	145	13.953	190	13.996	235	14.029	280	14.536	325	14.110
11	8.542	56	13.863	101	13.919	146	15.449	191	14.463	236	14.030	281	14.068	326	15.623
12	8.269	57	14.326	102	14.383	147	13.955	192	13.997	237	14.498	282	14.538	327	14.112
13	8.269	58	13.864	103	13.920	148	14.421	193	13.998	238	14.031	283	14.070	328	14.583
14	9.155	59	14.327	104	13.921	149	13.957	194	15.499	239	14.500	284	14.071	329	14.114
15	8.269	60	13.895	105	14.385	150	14.423	195	13.999	240	14.033	285	14.540	330	14.585
16	8.545	61	13.895	106	13.922	151	13.959	196	14.467	241	14.034	286	14.072	331	14.116
17	8.270	62	15.384	107	14.387	152	13.960	197	14.001	242	15.538	287	14.542	332	14.117
18	8.547	63	13.896	108	13.924	153	14.426	198	14.468	243	14.035	288	14.074	333	14.588
19	8.272	64	14.360	109	13.924	154	13.962	199	14.002	244	14.504	289	14.075	334	14.119
20	8.272	65	13.897	110	15.417	155	14.428	200	14.003	245	14.037	290	15.584	335	14.590
21	8.547	66	14.361	111	13.926	156	13.964	201	14.470	246	14.506	291	14.077	336	14.121
22	8.273	67	13.898	112	14.391	157	13.965	202	14.004	247	14.038	292	14.547	337	14.122
23	8.548	68	13.899	113	13.927	158	15.462	203	14.472	248	14.039	293	14.079	338	15.636
24	9.493	69	14.363	114	14.392	159	13.967	204	14.006	249	14.508	294	14.549	339	14.124
25	9.493	70	13.900	115	13.929	160	14.433	205	14.006	250	14.041	295	14.081	340	14.596
26	10.148	71	14.364	116	13.929	161	13.969	206	15.508	251	14.510	296	14.082	341	14.126
27	9.494	72	13.901	117	14.394	162	14.435	207	14.008	252	14.043	297	14.552	342	14.598
28	9.811	73	13.901	118	13.931	163	13.971	208	14.475	253	14.043	298	14.084	343	14.128
29	9.495	74	14.861	119	14.396	164	13.972	209	14.009	254	15.549	299	14.554	344	14.129
30	10.647	75	13.903	120	13.932	165	14.439	210	14.477	255	14.045	300	14.085	345	14.601
31	10.304	76	14.367	121	13.933	166	13.974	211	14.011	256	14.514	301	14.086	346	14.131
32	10.304	77	13.904	122	14.895	167	14.441	212	14.011	257	14.047	302	15.597	347	14.603
33	10.648	78	14.368	123	13.935	168	13.976	213	14.479	258	14.516	303	14.088	348	14.133
34	10.306	79	13.905	124	14.400	169	13.977	214	14.013	259	14.048	304	14.559	349	14.133
35	10.653	80	13.905	125	13.936	170	14.942	215	14.481	260	14.049	305	14.090	350	15.649
36	11.277	81	14.370	126	14.402	171	13.979	216	14.014	261	14.518	306	14.561	351	14.135
37	11.278	82	13.907	127	13.938	172	14.447	217	14.015	262	14.051	307	14.092	352	14.607
38	12.486	83	14.371	128	13.939	173	13.982	218	14.982	263	14.520	308	14.093	353	14.137
39	11.278	84	13.908	129	14.404	174	14.449	219	14.017	264	14.053	309	14.564	354	14.609
40	11.655	85	13.908	130	13.940	175	13.984	220	14.484	265	14.054	310	14.095	355	14.138
41	11.280	86	15.399	131	14.406	176	13.985	221	14.018	266	15.024	311	14.566	356	14.138
42	12.547	87	13.910	132	13.942	177	14.452	222	14.486	267	14.055	312	14.097	357	14.610
43	12.143	88	14.374	133	13.943	178	13.987	223	14.020	268	14.525	313	14.098	358	14.137
44	12.143	89	13.911	134	15.438	179	14.455	224	14.020	269	14.057	314	15.071	359	14.599
45	12.548	90	14.375	135	13.945	180	13.990	225	14.488	270	14.527	315	14.100	360	9.120

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS
Fees are for Servicer and Trustee

Total Collateral

Collateral Summary

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of January 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	1,476	
Aggregate Current Principal Balance:	$247,549,190	
Current Principal Balance:	$167,716	$19,992 - $629,194
Original Principal Balance:	$167,878	$20,000 - $630,000
1st Lien:	100.00%	
Gross Coupon:	9.05%	6.48% - 14.13%
Remaining Term (months):	357	176 - 360 months
Seasoning (months):	1.58	0 – 6 months
Adjustable Rate Loan Margin:	5.97%	2.75% - 9.50%
Lifetime Maximum Interest Rate:	15.54%	10.99% - 19.38%
Lifetime Minimum Interest Rate:	9.04%	6.00% - 17.49%
Next Interest Rate Change Date:	12/2003	3/2002 – 12/2004
Original LTV:	80.58%	15.20% - 95.00%
Borrower FICO:	625	491 – 782

Total Collateral

Collateral Summary *(Continued)*		
Geographic Distribution:	CA	50.31%
	AZ	5.17%
	FL	4.90%
	PA	3.50%
Purpose of Loan:		
Refinance – Cash Out		43.08%
Refinance – No Cash Out		5.56%
Purchase		51.32%
Documentation Type:		
Full		44.99%
Full – Alt		5.92%
Stated		41.92%
Lite		4.18%
Owner Occupied:		95.77%

Total Collateral

Collateral Summary *(Continued)*	
Property Type:	
One Family	76.06%
Duplex / Triplex	3.35%
Condo	6.76%
PUD	13.60%
Manufactured Housing	0.24%
FICO Score:	
N/A	0.19%
490.0 – 549.9	12.69%
550.0 – 599.9	20.22%
600.0 – 649.9	31.01%
650.0 – 699.9	25.13%
700.0 – 749.9	8.13%
750.0 – 799.9	2.63%

Total Collateral

Product Types

Term	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
Fixed	221	26,405	10.67%
ARMs	1,255	221,144	89.33%
Total:	**1,476**	**$247,549**	**100.00%**

Prepayment Penalty

Term (months)	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
12	62	13,542	5.47%
24	986	170,658	68.94%
36	122	18,172	7.34%
60	149	15,272	6.17%
No Penalty	157	29,906	12.08%
Total:	**1,476**	**$247,549**	**100.00%**

ARM Collateral

Collateral Summary

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of January 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	1,255	
Aggregate Current Principal Balance:	$221,143,769	
Current Principal Balance:	$176,210	$19,992 - $629,194
Original Principal Balance:	$176,375	$20,000 - $630,000
1st Lien:	100.00%	
Gross Coupon:	9.04%	6.48% - 12.88%
Remaining Term (months):	358	354 – 360 months
Seasoning (months):	1.58	0 – 6 months
Adjustable Rate Loan Margin:	5.97%	2.75% - 9.50%
Lifetime Maximum Interest Rate:	15.54%	10.99% - 19.38%
Lifetime Minimum Interest Rate:	9.04%	6.00% - 17.49%
Next Interest Rate Change Date:	12/2003	3/2002 – 12/2004
Original LTV:	80.73%	20.00% - 95.00%
Borrower FICO:	624	500 – 782

ARM Collateral

Collateral Summary *(Continued)*		
Geographic Distribution:	CA	51.83%
	AZ	5.33%
	FL	5.14%
	CO	3.04%
Purpose of Loan:		
Refinance – Cash Out		41.43%
Refinance – No Cash Out		5.10%
Purchase		53.45%
Documentation Type:		
Full		44.47%
Full – Alt		5.95%
Stated		42.90%
Lite		3.69%
Owner Occupied:		96.54%

ARM Collateral

Collateral Summary *(Continued)*	
Property Type:	
One Family	75.49%
Duplex / Triplex	3.20%
Condo	6.99%
PUD	14.14%
Manufactured Housing	0.17%
FICO Score:	
N/A	0.21%
500.0 – 549.9	13.00%
550.0 – 599.9	20.30%
600.0 – 649.9	31.10%
650.0 – 699.9	25.30%
700.0 – 749.9	7.62%
750.0 – 799.9	2.47%

ARM Collateral

Product Types

Term	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
ARMs	1,255	$221,144	100.00%

Prepayment Penalty

Term (months)	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
12	53	12,074	5.46%
24	975	168,479	76.19%
36	97	13,692	6.19%
No Penalty	130	26,899	12.16%
Total:	**1,255**	**$221,144**	**100.00%**

Fixed Collateral

Collateral Summary

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of January 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	221	
Aggregate Current Principal Balance:	$26,405,421	
Current Principal Balance:	$119,482	$19,994 - $579,258
Original Principal Balance:	$119,625	$20,000 - $580,000
1st Lien:	100.00%	
Gross Coupon:	9.08%	6.88% - 14.13%
Remaining Term (months):	343	176 - 359 months
Seasoning (months):	1.62	1 – 4 months
Original LTV:	79.29%	15.20% - 95.00%
Borrower FICO:	635	491 – 774

Fixed Collateral

Collateral Summary *(Continued)*		
Geographic Distribution:	CA	37.64%
	PA	7.56%
	NJ	6.94%
	NY	5.49%
Purpose of Loan:		
Refinance – Cash Out		56.91%
Refinance – No Cash Out		9.41%
Purchase		33.50%
Documentation Type:		
Full		49.27%
Full – Alt		5.63%
Stated		33.77%
Lite		8.22%
Owner Occupied:		89.34%

Fixed Collateral

Collateral Summary *(Continued)*	
Property Type:	
One Family	80.75%
Duplex / Triplex	4.63%
Condo	4.80%
PUD	9.02%
Manufactured Housing	0.80%
FICO Score:	
490.0 – 549.9	10.07%
550.0 – 599.9	19.59%
600.0 – 649.9	30.32%
650.0 – 699.9	23.67%
700.0 – 749.9	12.39%
750.0 – 799.9	3.95%

Fixed Collateral

Product Types

Term	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
Fixed	221	$26,405	100.00%

Prepayment Penalty

Term (months)	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
12	9	1,468	5.56%
24	11	2,179	8.25%
36	25	4,480	16.97%
60	149	15,272	57.84%
No Penalty	27	3,007	11.39%
Total:	**221**	**$26,405**	**100.00%**

PRELIMINARY TERM SHEET

Salomon Brothers Mortgage Securities VII, Inc.

$243,835,000 (Approximate)

SBMSI VII 2002 – WMC 1
Asset Backed Pass-Through Certificates

Salomon Brothers Mortgage Securities VII, Inc.
Depositor

WMC Mortgage Corp.
Originator

Salomon Brothers Realty Corp.
Mortgage Loan Seller

Litton Loan Servicing
Servicer

The following is a preliminary Term Sheet. All terms and statements are subject to change.

January 16, 2002

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Structure Overview – Offered Certificates @ 28% CPR

To 10% Call (All numbers are approximate and subject to change)

Class	Approx. Size ($)	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P/Moody's)
A	202,990,000	Float - Senior	1 mL	2.28	Act/360	1 – 82	Jan. 2032	AAA/Aaa
M-1	16,709,000	Float – Mez	1 mL	4.77	Act/360	41 – 82	Jan. 2032	AA/ Aa2
M-2	13,616,000	Float – Mez	1 mL	4.67	Act/360	38 – 82	Jan. 2032	A/ A2
M-3	8,045,000	Float – Mez	1 mL	4.63	Act/360	37 – 82	Jan. 2032	BBB+/ Baa1
M-4	2,475,000	Float – Mez	1 mL	4.45	Act/360	37 – 82	Jan. 2032	BBB/ Baa2

Transaction Overview

Offered Certificates:	Approximately $202,990,000 floating rate Class A Certificates and approximately $40,845,000 floating rate Class M Certificates. The Class A and Class M Certificates are backed by adjustable- and fixed-rate sub-prime mortgage loans.	
Timing:	Cut-off Date:	January 1, 2002
	Expected Pricing Date:	January 17, 2002
	Expected Settlement Date:	January 25, 2002
	First Distribution Date:	February 25, 2002
Depositor:	Salomon Brothers Mortgage Securities VII, Inc.	
Originator:	WMC Mortgage Corp.	
Seller:	Salomon Brothers Realty Corp.	
Servicer:	Litton Loan Servicing, LP	
Trustee:	U.S. Bank National Association	
Trust Administrator:	Citibank, N.A. Monthly reporting and deal information will be posted to the Citibank Agency and Trust web site, www.sf.citidirect.com.	

Transaction Overview

Collateral:	Comprised initially of approximately 1,476 adjustable- and fixed-rate, closed-end mortgage loans with LTV's, at origination, not in excess of 95.00% totaling approximately $247,549,190 as of the Cut-off Date.
Structure:	Senior/Mezzanine/Overcollateralization
Offered Certificates:	Class A, M-1, M-2, M-3 and M-4 Certificates will be offered.
Non-Offered Certificates:	Class CE, P, and R Certificates will **NOT** be offered.
Class A Interest Payments:	The monthly Pass-Through Rate of the Class A Certificate will equal the lesser of: i) 1-month LIBOR + [ ] bps ii) The Net WAC Cap For any distribution date on which the Pass-Through Rate for the Class A Certificates is limited to the Net WAC Cap, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. See Basis Risk Shortfall below.
Class M Interest Payments:	The monthly Pass-Through Rate of the Class M Certificates will equal the lesser of: (i) Class M-1 1 month LIBOR + [ ]% Class M-2 1 month LIBOR + [ ]% Class M-3 1 month LIBOR + [ ]% Class M-4 1 month LIBOR + [ ]% (ii) Net WAC Cap For any distribution date on which the Pass-Through Rate on any Class M Certificate is limited to the Net WAC Cap, such certificates will be entitled to recover the resulting basis risk shortfall on such distribution date or future distribution dates to the extent of available funds. See Basis Risk Shortfall below.

Transaction Overview

Basis Risk Shortfall:	Because the mortgage rates are either fixed rate or based on 6-month LIBOR and the pass-through rates on the Class A and Class M Certificates vary and are based on 1-month LIBOR, the application of the Net WAC Cap will result in shortfalls of interest otherwise due to the Class A and Class M Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the mortgage pool cash flows are constrained by either fixed rates or interim caps on the mortgage loans. If basis risk interest shortfalls occur, they will be carried forward and such shortfalls will be paid on a subordinated basis on the same distribution date or on subsequent distribution dates to the extent of available funds.
Class A Principal Payments:	Until the Stepdown Date the Class A Certificates will receive ALL of the principal collected on the mortgage pool plus any Excess Spread required to maintain or reach the Overcollateralization Target. After the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Class A Certificates will be an amount such that the Class A Certificate Principal Balance will have 36.00% (2x the original credit enhancement level) of the current balance of the mortgage loans as credit enhancement.
Class M Principal Payments:	The Class M Certificates will NOT receive any principal payments until after the Stepdown Date unless the Class A Certificates are reduced to zero. Thereafter (assuming no Trigger Event occurs), principal will be shared among the Class M Certificates, first to Class M-1 Certificates until it has 22.50% (2x the original credit enhancement level) of the current balance of the mortgage loans as credit enhancement, then to the Class M-2 Certificates until it has 11.50% (2x original credit enhancement level) of the current balance of the mortgage loans as credit enhancement, then to the Class M-3 Certificates until it has 5.00% (2x original credit enhancement level) of the current balance of the mortgage loans as credit enhancement, and then to the Class M-4 Certificates until it has 3.00% (2x original credit enhancement level) of the current balance of the mortgage loans as credit enhancement. Notwithstanding the foregoing, in the event that the Class A Certificates have been reduced to zero prior to the Distribution Date in February 2005, only for such Distribution Date, the Class M Certificates will be paid down to zero sequentially, without any sharing or regard to such credit enhancement tests.
Credit Enhancement:	1) Excess Spread 2) Overcollateralization 3) Subordination
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such Class.

Transaction Overview

Net WAC Rate Carryover Amount: If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the Net WAC Rate, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate) is the "Net WAC Rate Carryover Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Excess Spread: The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Offered Certificates, resulting in excess cash flow calculated in the following manner:

Initial Gross WAC:

9.05%

Less Fees & Expenses[1]:

0.52%

Initial Certificate Coupon (Approx):

2.28%

Initial Excess Spread:[2]

6.25%

1) Includes Servicing fee and the Trustee fee.
2) This amount will vary on each distribution date based on changes to:
   (i) Interest rates on the mortgage loans, and
   (ii) The Certificate Pass-Through Rate

Required Overcollateralization: The Required Overcollateralization Target Amount is fully funded at issuance.

The Required Overcollateralization Target Amount for the Class A Certificates and all of the Class M Certificates is anticipated to be 1.50% of the principal balance of the mortgage loans as of the Cut-off Date. If, due to losses, the amount of overcollateralization is reduced below the Required Overcollateralization Target Amount, excess spread, if any, will be applied as principal to reduce the Class A Certificate Principal Balance and, if allowed, Class M Certificate Principal Balance, in order to maintain the required level of overcollateralization. The minimum Required Overcollateralization is 0.50% of the principal balance of the mortgage loans, as of the Cut-off Date.

Overcollateralization Stepdown Date: After the Stepdown Date, the overcollateralization amount may be reduced to 3.00% of the then current balance of the mortgage pool after applying payments received for the related collection period, subject to a floor of 0.50% of the original pool balance, but only in the event that a Trigger Event has not occurred.

Original Subordination:

Class S&P / Moody's	Credit Enhancement Levels
Class A (AAA / Aaa)	18.00%
Class M-1 (AA / Aa2)	11.25%
Class M-2 (A / A2)	5.75%
Class M-3 (BBB+ / Baa1)	2.50%
Class M-4 (BBB / Baa2)	1.50%

Transaction Overview

Losses: Generally, any losses on the mortgage pool will be absorbed first by Excess Spread, second, by the overcollateralization amount and third, by the Class M Certificates in reverse numerical order. Losses allocated to Class M Certificates will <u>NOT</u> be repaid on future distribution dates.

Senior Enhancement Percentage For any distribution date, is the percentage obtained by dividing (x) the sum of (i) the outstanding balance of the Mezzanine Certificates and (ii) the related overcollateralization amount, in each case before taking into account the payment of the related principal payment amount on such distribution date by (y) the principal balance of the mortgage loans as of the last day of the related collection period.

Target Enhancement Percentage: The senior certificates have met their target when the Senior Enhancement Percentage is greater than or equal to 36.00%

Stepdown Date: The date which is the earlier to occur of (x) the Distribution Date on which the aggregate Class A Certificate Balance has been reduced to zero, and (y) the later to occur of (A) the Distribution Date in February 2005 and (B) the date that the Senior Enhancement Percentage is greater than or equal to the Target Enhancement Percentage.

Triggers: With respect to any distribution date, a trigger event is in effect if:

(i) The percentage obtained by dividing the principal amount of (x)(1) mortgage loans delinquent 60 days or more, (2) mortgage loans in foreclosure, (3) REO properties and (4) mortgage loans discharged due to bankruptcy, by (y) the aggregate principal balance of the mortgage loans in each case as of the last day of the previous calendar month, exceeds with respect to the fixed rate mortgage loans 50%, and with respect to the adjustable-rate mortgage loans 40%, of the then current Senior Enhancement Percentage,

<u>or</u>

(ii) The aggregate amount of realized losses incurred since the cut-off date through the last day of the related collection period divided by the cut-off date principal balance of the mortgage loans exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment date occurring in	Percentage
January 2005 through December 2005	3.50%
January 2006 through December 2006	5.00%

	January 2007 through December 2007	6.25%
	January 2008 through December 2008	7.00%
	January 2009 and thereafter	7.50%
Step-up Coupon on the Class A Certificates:	After the optional termination date, the Class A margin will increase to 2x its initial margin.	
Step-up Coupons on the Class M-1, M-2, M-3 and M-4 Certificates:	After the optional termination date, Class M-1, M-2, M-3 and M-4 margin will increase to 1.5x their related initial margin.	

Transaction Overview

Call Provision:	At its option, the Servicer may purchase all of the mortgage loans (and properties acquired on behalf of the trust) when the mortgage loans remaining in the trust; as of the last day of the related collection period, have been reduced to less than 10% of the principal balance of the mortgage loans as of the cut-off date. The Class A Certificates and Class M Certificates will be redeemed at par plus accrued interest.
Prepayment Assumption:	The Class A and Class M Certificates will be priced assuming a 28% CPR throughout the life of the collateral.
Distribution Date:	Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in February 2002.
Payment Priority:	Funds available for distribution, after reimbursements to the servicer and the trustee as permitted under the Pooling and Servicing Agreement, as follows: 1) Servicer Fees and Trustee Fees. 2) Available interest funds, as follows: monthly interest, including any accrued unpaid interest from a prior Distribution Date to the Class A Certificates, then current monthly interest, but excluding any accrued unpaid interest from a prior Distribution Date, to the Class M-1 Certificates, to the Class M-2 Certificates, to the Class M-3 Certificates and then to the Class M-4 Certificates. 3) Available principal funds, as follows: prior to the Step Down Date, or if a Trigger Event has occurred, monthly principal to the Class A Certificates, then monthly principal to the Class M-1 Certificates, then monthly principal to the Class M-2 Certificates, then monthly principal to the Class M-3 Certificates and then to the Class M-4 Certificates, in each case until the balance of such class is reduced to zero; after the Step Down Date, if no Trigger Event has occurred, monthly principal to the Class A and the Class M Certificates as described in the Class A and the Class M Principal Payments sections above. 4) Excess spread to reduce the principal balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount, in the same order as Step 3. 5) Excess spread to pay interest shortfalls on the Class M Certificates in accordance with the Pooling and Servicing Agreement. 6) Excess spread to pay Interest Carry Forward Amount and New WAC Rate Carryover Amount to the offered certificates in the following order (i) to the Class A Certificates, (ii) to the Class M-1 Certificates, (iii) to the Class M-2 Certificates, (iv) to the Class M-3 Certificates and (v) to the Class M-4 Certificates. 7) Any remaining amount is paid to the non-offered classes in accordance with the Pooling and Servicing Agreement.

Transaction Overview	
P&I Advances:	The Servicer is required to advance delinquent payments of interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Servicer is required to pay compensating interest to the extent of one-half of its servicing fees to cover prepayment interest shortfalls due to partial and full prepayments by borrowers.
Accrued Interest:	Class A, M-1, M-2, M-3 and M-4 Certificates will settle flat.

Transaction Overview	
WMC Mortgage Corp:	WMC's origination volume in 2000 was approximately $625 million and $1.3 billion in 2001. WMC conducts its entire loan origination and loan processing online. There are over 10,700 brokers registered on WMC Direct and loan submissions through the site have totaled $7.4 billion. WMC currently employs about 240 employees, which is approximately 20% of their staff prior to shifting their business online.
Litton Loan Servicing:	Litton Loan Servicing LP, a wholly-owned subsidiary of C-BASS, will act as the Servicer of the Mortgage Loans pursuant to the Pooling and Servicing Agreement. The Servicer was formed in December 1996. The Servicer as of June, 2001 employs approximately 347 individuals. The Servicer has a servicing portfolio in excess of $6.3 billion and specializes in servicing sub-performing mortgage loans and entering into workouts with the related mortgagors.
Taxation:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
Legal Investment:	Class A and M-1 Certificates will constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA). Class M-2, M-3 and M-4 Certificates will **NOT** constitute "mortgage related securities for purposes of SMMEA."
Form of Registration	Book-entry form through DTC, Clearstream and [Euroclear].
Minimum Denominations	$100,000 and integral multiples of $1 in excess thereof.
Underwriters	Salomon Smith Barney as Lead manager and Countrywide Securities Corporation and Blaylock & Partners LP as Co-manager.

Sensitivity Analysis

To 10% Call

% CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
<u>Class A</u>					
Wtd. Avg. Life (yrs)	19.56	4.49	**2.28**	1.65	1.07
Window (mos)	1-346	1-157	**1-82**	1-63	1-34
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2004
<u>Class M-1</u>					
Wtd. Avg. Life (yrs)	26.68	8.61	**4.77**	4.39	3.83
Window (mos)	275-346	49-157	**41-82**	44-63	34-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005
<u>Class M-2</u>					
Wtd. Avg. Life (yrs)	26.68	8.61	**4.67**	4.03	3.67
Window (mos)	275-346	49-157	**38-82**	40-63	40-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005
<u>Class M-3</u>					
Wtd. Avg. Life (yrs)	26.68	8.61	**4.63**	3.89	3.33
Window (mos)	275-346	49-157	**37-82**	38-63	36-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005
<u>Class M-4</u>					
Wtd. Avg. Life (yrs)	26.60	8.31	**4.45**	3.72	3.13
Window (mos)	275-346	49-157	**37-82**	37-63	36-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Sensitivity Analysis

To Maturity

% CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A					
Wtd. Avg. Life (yrs)	19.61	4.83	**2.49**	1.81	1.07
Window (mos)	1-359	1-310	**1-185**	1-144	1-34
Expected Final Mat.	12/2031	11/2027	**6/2017**	1/2014	11/2004
Class M-1					
Wtd. Avg. Life (yrs)	26.79	9.43	**5.25**	4.77	5.52
Window (mos)	275-358	49-269	**41-150**	44-117	34-105
Expected Final Mat.	11/2031	6/2024	**7/2014**	10/2011	10/2010
Class M-2					
Wtd. Avg. Life (yrs)	26.78	9.31	**5.08**	4.35	3.92
Window (mos)	275-357	49-245	**38-134**	40-104	40-76
Expected Final Mat.	10/2031	6/2022	**3/2013**	9/2010	5/2008
Class M-3					
Wtd. Avg. Life (yrs)	26.75	8.98	**4.84**	4.06	3.45
Window (mos)	275-354	49-208	**37-111**	38-86	36-63
Expected Final Mat.	7/2031	5/2019	**4/2011**	3/2009	4/2007
Class M-4					
Wtd. Avg. Life (yrs)	26.60	8.31	**4.45**	3.72	3.13
Window (mos)	275-346	49-157	**37-82**	37-63	36-46
Expected Final Mat.	11/2030	2/2015	**11/2008**	4/2007	11/2005

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Net WAC Cap Table – 6-month LIBOR @ 1.80% for Life

ASSUMPTIONS: 28% CPR to Life, 6-month LIBOR is 1.80% for Life

Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon
1	8.263	46	8.231	91	8.231	136	8.505	181	8.228	226	8.230	271	8.231	316	8.508
2	9.148	47	8.506	92	8.231	137	8.230	182	9.110	227	8.504	272	8.231	317	8.233
3	8.263	48	8.231	93	8.505	138	8.505	183	8.228	228	8.230	273	8.506	318	8.508
4	8.538	49	8.231	94	8.231	139	8.230	184	8.503	229	8.230	274	8.231	319	8.233
5	8.263	50	9.113	95	8.505	140	8.230	185	8.228	230	9.112	275	8.506	320	8.233
6	8.538	51	8.231	96	8.231	141	8.504	186	8.503	231	8.230	276	8.231	321	8.508
7	8.263	52	8.506	97	8.231	142	8.230	187	8.229	232	8.504	277	8.231	322	8.233
8	8.263	53	8.231	98	9.113	143	8.504	188	8.229	233	8.230	278	9.113	323	8.508
9	8.538	54	8.506	99	8.231	144	8.230	189	8.503	234	8.504	279	8.232	324	8.233
10	8.263	55	8.231	100	8.505	145	8.230	190	8.229	235	8.230	280	8.506	325	8.234
11	8.538	56	8.231	101	8.231	146	9.112	191	8.503	236	8.230	281	8.232	326	9.116
12	8.263	57	8.506	102	8.505	147	8.230	192	8.229	237	8.504	282	8.506	327	8.234
13	8.263	58	8.231	103	8.231	148	8.504	193	8.229	238	8.230	283	8.232	328	8.508
14	9.148	59	8.506	104	8.231	149	8.230	194	9.110	239	8.504	284	8.232	329	8.234
15	8.263	60	8.231	105	8.505	150	8.504	195	8.229	240	8.230	285	8.506	330	8.508
16	8.538	61	8.231	106	8.231	151	8.230	196	8.503	241	8.230	286	8.232	331	8.234
17	8.263	62	9.113	107	8.505	152	8.230	197	8.229	242	9.112	287	8.506	332	8.234
18	8.538	63	8.231	108	8.231	153	8.504	198	8.503	243	8.230	288	8.232	333	8.508
19	8.263	64	8.506	109	8.231	154	8.230	199	8.229	244	8.505	289	8.232	334	8.234
20	8.263	65	8.231	110	9.113	155	8.504	200	8.229	245	8.230	290	9.114	335	8.508
21	8.538	66	8.506	111	8.231	156	8.230	201	8.503	246	8.505	291	8.232	336	8.234
22	8.263	67	8.231	112	8.505	157	8.230	202	8.229	247	8.230	292	8.506	337	8.234
23	8.538	68	8.231	113	8.231	158	9.111	203	8.503	248	8.230	293	8.232	338	9.116
24	8.232	69	8.506	114	8.505	159	8.229	204	8.229	249	8.505	294	8.507	339	8.234
25	8.232	70	8.231	115	8.231	160	8.504	205	8.229	250	8.230	295	8.232	340	8.509
26	8.799	71	8.506	116	8.231	161	8.229	206	9.111	251	8.505	296	8.232	341	8.234
27	8.232	72	8.231	117	8.505	162	8.504	207	8.229	252	8.231	297	8.507	342	8.509
28	8.506	73	8.231	118	8.231	163	8.229	208	8.503	253	8.231	298	8.232	343	8.235
29	8.232	74	8.799	119	8.505	164	8.229	209	8.229	254	9.112	299	8.507	344	8.235
30	8.506	75	8.231	120	8.231	165	8.503	210	8.504	255	8.231	300	8.232	345	8.509
31	8.232	76	8.506	121	8.231	166	8.229	211	8.229	256	8.505	301	8.232	346	8.235
32	8.232	77	8.231	122	8.798	167	8.503	212	8.229	257	8.231	302	9.115	347	8.509
33	8.506	78	8.506	123	8.231	168	8.229	213	8.504	258	8.505	303	8.233	348	8.235
34	8.232	79	8.231	124	8.505	169	8.229	214	8.229	259	8.231	304	8.507	349	8.235
35	8.506	80	8.231	125	8.231	170	8.796	215	8.504	260	8.231	305	8.233	350	9.117
36	8.231	81	8.506	126	8.505	171	8.229	216	8.229	261	8.505	306	8.507	351	8.235
37	8.231	82	8.231	127	8.230	172	8.503	217	8.229	262	8.231	307	8.233	352	8.510
38	9.113	83	8.506	128	8.230	173	8.229	218	8.797	263	8.505	308	8.233	353	8.236
39	8.231	84	8.231	129	8.505	174	8.503	219	8.229	264	8.231	309	8.507	354	8.510
40	8.506	85	8.231	130	8.230	175	8.229	220	8.504	265	8.231	310	8.233	355	8.236
41	8.231	86	9.113	131	8.505	176	8.229	221	8.230	266	8.799	311	8.507	356	8.236
42	8.506	87	8.231	132	8.230	177	8.503	222	8.504	267	8.231	312	8.233	357	8.512
43	8.231	88	8.506	133	8.230	178	8.228	223	8.230	268	8.506	313	8.233	358	8.238
44	8.231	89	8.231	134	9.112	179	8.503	224	8.230	269	8.231	314	8.801	359	8.514
45	8.506	90	8.505	135	8.230	180	8.228	225	8.504	270	8.506	315	8.233	360	9.120

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS
Fees are Servicer and Trustee

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Net WAC Cap Table – 6-month LIBOR @ 20.00% for Life

ASSUMPTIONS: 28% CPR to Life, 6-month LIBOR is 20.00% for Life

Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon
1	8.263	46	12.143	91	13.912	136	14.410	181	13.990	226	14.022	271	14.059	316	14.571
2	9.148	47	12.550	92	13.913	137	13.946	182	15.490	227	14.490	272	14.060	317	14.102
3	8.263	48	13.007	93	14.377	138	14.412	183	13.992	228	14.023	273	14.529	318	14.573
4	8.539	49	13.007	94	13.914	139	13.948	184	14.459	229	14.024	274	14.061	319	14.104
5	8.264	50	14.402	95	14.379	140	13.949	185	13.993	230	15.528	275	14.531	320	14.105
6	8.541	51	13.008	96	13.915	141	14.415	186	14.460	231	14.026	276	14.063	321	14.576
7	8.266	52	13.442	97	13.916	142	13.951	187	13.994	232	14.494	277	14.064	322	14.107
8	8.266	53	13.010	98	15.408	143	14.417	188	13.995	233	14.027	278	15.572	323	14.578
9	8.541	54	14.324	99	13.917	144	13.952	189	14.462	234	14.496	279	14.066	324	14.109
10	8.267	55	13.863	100	14.382	145	13.953	190	13.996	235	14.029	280	14.536	325	14.110
11	8.542	56	13.863	101	13.919	146	15.449	191	14.463	236	14.030	281	14.068	326	15.623
12	8.269	57	14.326	102	14.383	147	13.955	192	13.997	237	14.498	282	14.538	327	14.112
13	8.269	58	13.864	103	13.920	148	14.421	193	13.998	238	14.031	283	14.070	328	14.583
14	9.155	59	14.327	104	13.921	149	13.957	194	15.499	239	14.500	284	14.071	329	14.114
15	8.269	60	13.895	105	14.385	150	14.423	195	13.999	240	14.033	285	14.540	330	14.585
16	8.545	61	13.895	106	13.922	151	13.959	196	14.467	241	14.034	286	14.072	331	14.116
17	8.270	62	15.384	107	14.387	152	13.960	197	14.001	242	15.538	287	14.542	332	14.117
18	8.547	63	13.896	108	13.924	153	14.426	198	14.468	243	14.035	288	14.074	333	14.588
19	8.272	64	14.360	109	13.924	154	13.962	199	14.002	244	14.504	289	14.075	334	14.119
20	8.272	65	13.897	110	15.417	155	14.428	200	14.003	245	14.037	290	15.584	335	14.590
21	8.547	66	14.361	111	13.926	156	13.964	201	14.470	246	14.506	291	14.077	336	14.121
22	8.273	67	13.898	112	14.391	157	13.965	202	14.004	247	14.038	292	14.547	337	14.122
23	8.548	68	13.899	113	13.927	158	15.462	203	14.472	248	14.039	293	14.079	338	15.636
24	9.493	69	14.363	114	14.392	159	13.967	204	14.006	249	14.508	294	14.549	339	14.124
25	9.493	70	13.900	115	13.929	160	14.433	205	14.006	250	14.041	295	14.081	340	14.596
26	10.148	71	14.364	116	13.929	161	13.969	206	15.508	251	14.510	296	14.082	341	14.126
27	9.494	72	13.901	117	14.394	162	14.435	207	14.008	252	14.043	297	14.552	342	14.598
28	9.811	73	13.901	118	13.931	163	13.971	208	14.475	253	14.043	298	14.084	343	14.128
29	9.495	74	14.861	119	14.396	164	13.972	209	14.009	254	15.549	299	14.554	344	14.129
30	10.647	75	13.903	120	13.932	165	14.439	210	14.477	255	14.045	300	14.085	345	14.601
31	10.304	76	14.367	121	13.933	166	13.974	211	14.011	256	14.514	301	14.086	346	14.131
32	10.304	77	13.904	122	14.895	167	14.441	212	14.011	257	14.047	302	15.597	347	14.603
33	10.648	78	14.368	123	13.935	168	13.976	213	14.479	258	14.516	303	14.088	348	14.133
34	10.306	79	13.905	124	14.400	169	13.977	214	14.013	259	14.048	304	14.559	349	14.133
35	10.653	80	13.905	125	13.936	170	14.942	215	14.481	260	14.049	305	14.090	350	15.649
36	11.277	81	14.370	126	14.402	171	13.979	216	14.014	261	14.518	306	14.561	351	14.135
37	11.278	82	13.907	127	13.938	172	14.447	217	14.015	262	14.051	307	14.092	352	14.607
38	12.486	83	14.371	128	13.939	173	13.982	218	14.982	263	14.520	308	14.093	353	14.137
39	11.278	84	13.908	129	14.404	174	14.449	219	14.017	264	14.053	309	14.564	354	14.609
40	11.655	85	13.908	130	13.940	175	13.984	220	14.484	265	14.054	310	14.095	355	14.138
41	11.280	86	15.399	131	14.406	176	13.985	221	14.018	266	15.024	311	14.566	356	14.138
42	12.547	87	13.910	132	13.942	177	14.452	222	14.486	267	14.055	312	14.097	357	14.610
43	12.143	88	14.374	133	13.943	178	13.987	223	14.020	268	14.525	313	14.098	358	14.137
44	12.143	89	13.911	134	15.438	179	14.455	224	14.020	269	14.057	314	15.071	359	14.599
45	12.548	90	14.375	135	13.945	180	13.990	225	14.488	270	14.527	315	14.100	360	9.120

NET WAC CAP IS THE MAX COUPON FOR THE BONDS USING THE ABOVE ASSUMPTIONS: ADJUSTED FOR ACT/360 BASIS
Fees are for Servicer and Trustee

Total Collateral

Collateral Summary

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of January 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	1,476	
Aggregate Current Principal Balance:	$247,549,190	
Current Principal Balance:	$167,716	$19,992 - $629,194
Original Principal Balance:	$167,878	$20,000 - $630,000
1st Lien:	100.00%	
Gross Coupon:	9.05%	6.48% - 14.13%
Remaining Term (months):	357	176 - 360 months
Seasoning (months):	1.58	0 – 6 months
Adjustable Rate Loan Margin:	5.97%	2.75% - 9.50%
Lifetime Maximum Interest Rate:	15.54%	10.99% - 19.38%
Lifetime Minimum Interest Rate:	9.04%	6.00% - 17.49%
Next Interest Rate Change Date:	12/2003	3/2002 – 12/2004
Original LTV:	80.58%	15.20% - 95.00%
Borrower FICO:	625	491 – 782

Total Collateral

Collateral Summary *(Continued)*		
Geographic Distribution:	CA	50.31%
	AZ	5.17%
	FL	4.90%
	PA	3.50%
Purpose of Loan:		
Refinance – Cash Out		43.08%
Refinance – No Cash Out		5.56%
Purchase		51.32%
Documentation Type:		
Full		44.99%
Full – Alt		5.92%
Stated		41.92%
Lite		4.18%
Owner Occupied:		95.77%

Total Collateral

Collateral Summary *(Continued)*	
Property Type:	
One Family	76.06%
Duplex / Triplex	3.35%
Condo	6.76%
PUD	13.60%
Manufactured Housing	0.24%
FICO Score:	
N/A	0.19%
490.0 – 549.9	12.69%
550.0 – 599.9	20.22%
600.0 – 649.9	31.01%
650.0 – 699.9	25.13%
700.0 – 749.9	8.13%
750.0 – 799.9	2.63%

Total Collateral

Product Types			
Term	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
Fixed	221	26,405	10.67%
ARMs	1,255	221,144	89.33%
Total:	**1,476**	**$247,549**	**100.00%**

Prepayment Penalty			
Term (months)	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
12	62	13,542	5.47%
24	986	170,658	68.94%
36	122	18,172	7.34%
60	149	15,272	6.17%
No Penalty	157	29,906	12.08%
Total:	**1,476**	**$247,549**	**100.00%**

ARM Collateral

Collateral Summary

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of January 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	1,255	
Aggregate Current Principal Balance:	$221,143,769	
Current Principal Balance:	$176,210	$19,992 - $629,194
Original Principal Balance:	$176,375	$20,000 - $630,000
1st Lien:	100.00%	
Gross Coupon:	9.04%	6.48% - 12.88%
Remaining Term (months):	358	354 – 360 months
Seasoning (months):	1.58	0 – 6 months
Adjustable Rate Loan Margin:	5.97%	2.75% - 9.50%
Lifetime Maximum Interest Rate:	15.54%	10.99% - 19.38%
Lifetime Minimum Interest Rate:	9.04%	6.00% - 17.49%
Next Interest Rate Change Date:	12/2003	3/2002 – 12/2004
Original LTV:	80.73%	20.00% - 95.00%
Borrower FICO:	624	500 – 782

ARM Collateral

Collateral Summary *(Continued)*		
Geographic Distribution:	CA	51.83%
	AZ	5.33%
	FL	5.14%
	CO	3.04%
Purpose of Loan:		
Refinance – Cash Out		41.43%
Refinance – No Cash Out		5.10%
Purchase		53.45%
Documentation Type:		
Full		44.47%
Full – Alt		5.95%
Stated		42.90%
Lite		3.69%
Owner Occupied:		96.54%

ARM Collateral

Collateral Summary *(Continued)*	
Property Type:	
One Family	75.49%
Duplex / Triplex	3.20%
Condo	6.99%
PUD	14.14%
Manufactured Housing	0.17%
FICO Score:	
N/A	0.21%
500.0 – 549.9	13.00%
550.0 – 599.9	20.30%
600.0 – 649.9	31.10%
650.0 – 699.9	25.30%
700.0 – 749.9	7.62%
750.0 – 799.9	2.47%

ARM Collateral

Product Types

Term	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
ARMs	1,255	$221,144	100.00%

Prepayment Penalty

Term (months)	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
12	53	12,074	5.46%
24	975	168,479	76.19%
36	97	13,692	6.19%
No Penalty	130	26,899	12.16%
Total:	**1,255**	**$221,144**	**100.00%**

Fixed Collateral

Collateral Summary

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of January 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	221	
Aggregate Current Principal Balance:	$26,405,421	
Current Principal Balance:	$119,482	$19,994 - $579,258
Original Principal Balance:	$119,625	$20,000 - $580,000
1st Lien:	100.00%	
Gross Coupon:	9.08%	6.88% - 14.13%
Remaining Term (months):	343	176 - 359 months
Seasoning (months):	1.62	1 – 4 months
Original LTV:	79.29%	15.20% - 95.00%
Borrower FICO:	635	491 – 774

Fixed Collateral

Collateral Summary *(Continued)*		
Geographic Distribution:	CA	37.64%
	PA	7.56%
	NJ	6.94%
	NY	5.49%
Purpose of Loan:		
Refinance – Cash Out		56.91%
Refinance – No Cash Out		9.41%
Purchase		33.50%
Documentation Type:		
Full		49.27%
Full – Alt		5.63%
Stated		33.77%
Lite		8.22%
Owner Occupied:		89.34%

Fixed Collateral

Collateral Summary *(Continued)*	
Property Type:	
One Family	80.75%
Duplex / Triplex	4.63%
Condo	4.80%
PUD	9.02%
Manufactured Housing	0.80%
FICO Score:	
490.0 – 549.9	10.07%
550.0 – 599.9	19.59%
600.0 – 649.9	30.32%
650.0 – 699.9	23.67%
700.0 – 749.9	12.39%
750.0 – 799.9	3.95%

Fixed Collateral

Product Types			
Term	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
Fixed	221	$26,405	100.00%

Prepayment Penalty			
Term (months)	Mortgage Loans	Cut-off Date Principal Balance ($000's)	% of Cut-off Date Principal Balance
12	9	1,468	5.56%
24	11	2,179	8.25%
36	25	4,480	16.97%
60	149	15,272	57.84%
No Penalty	27	3,007	11.39%
Total:	**221**	**$26,405**	**100.00%**

